EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:
Roger Friedberger, ILOG
(650) 567-8115 (USA)
+33 -1 49 08 35 74 (Europe)
- or -
Taylor Rafferty Associates
(212) 889-4350 (USA)
+44 -20 7936 0400 (Europe)

ILOG REPORTS RESULTS FOR FISCAL 2003 FIRST QUARTER

Company Consolidates Sales, Marketing & Consulting Organizations

PARIS—October 23, 2002—ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the leading provider of enterprise-class software components, today reported revenues of $19.0 million and an operating loss of $0.9 million for the first quarter ended September 30, 2002 of its 2003 fiscal year. This compares to revenues of $17.8 million and an operating loss of $0.9 million in the prior year’s first quarter. Loss per share for the first quarter was $0.06 compared to $0.07 a year earlier.

“Given the weak IT spending environment that has severely impacted the enterprise software market, I’m pleased that we delivered a first quarter which is improved over the prior year. This reflects the value our products provide in delivering competitive advantage and their status as “high-priority” system enhancements,” said ILOG Chairman and CEO Pierre Haren.

The company’s balance sheet during the quarter remained solid with $30.7 million in cash, accounts receivable at 78 days sales outstanding and minimal debt of $0.7 million.

Worldwide Sales Trends

The financial services sector continued to be a strong performer for the company in the quarter, driven by demand from major banking, securities and insurance institutions for business rule management systems. Many of these customers are seeking enterprise-wide agreements, reflecting growing demand for business rule management as a fundamental architecture component that can be leveraged across the enterprise. Finance sector customers include a leader in the U.S. secondary mortgage market and the London based divisions of two major U.S. banks. ILOG also signed contracts with two major healthcare industry providers for their customer facing applications utilizing ILOG JRules™.

The company’s value chain management business in the quarter continued to be impacted by weak demand for supply chain and CRM software. This was partially offset however by growing demand for ILOG ODF™ and related services which provide customizable supply chain solutions for SAP APO customers.

ILOG’s communications business also remained weak. In this segment, a notable event of the quarter was a major deployment with one of the U.S.’s leading communications service providers for ILOG JRules business rule management system to streamline and automate its service order validation process for its wireless business.

Geographic trends remained consistent with prior quarters, with the U.S. contributing 49% of revenues, Europe 41%, and Asia 10% of revenues. Highlights in Europe include growth in the U.K., with penetration of the financial services sector which included a U.K. government sponsored student loan processor and Spain where there was a large European defense sector deployment for ILOG Views™. Japan reported a decline in revenues due to economic conditions and a delay of certain anticipated government orders.

The Company’s strong end user business in the finance sector compensated for an otherwise weak ISV channel, which reflected current economic conditions. ISVs accounted for 27% of license revenues in the period and the company added 13 ISVs in the quarter bringing the total number of vendors embedding ILOG components in their applications to over 375 of which approximately 180 are shipping.

Sales, Marketing & Consulting Organizations Consolidated

ILOG today also announced that it has reorganized its sales operations into three regions: Americas, Europe and Asia; and has consolidated its marketing and consulting activities into their own organizations. The primary objective of this reorganization is to be better positioned for the broadening market for the company’s products as well as improve sales execution and productivity. This replaces the prior organization of three global business units each covering a market segment. The company’s cost levels will not be significantly impacted by the reorganization.

“For three years, we increased our presence in our main target markets: optimization engines for supply chain applications and graphics for telecommunications network management. These segments are now experiencing challenging times and we need to broaden our target markets to workflow, interactive selling and other business rules management opportunities” said Haren. “Our new organizational structure positions us well for this, since it will provide us the agility we need to seize new opportunities more quickly, while allowing our field sales force to focus on enterprise-level, high-value business and serve our established markets at the same time.”

Bob Cooper, vice president and previously general manager of the Industry Solutions Division, now heads up the U.S. sales organization and Christian Deutsch, vice president and previously general manager of the Value Chain Management division, now heads up the European sales organization. Eric Brisson, vice president and formerly general manager of the Communication Business Division now heads up the new Strategic Business Development Division which is charged with building closer ties with ILOG’s major ISV partners and systems integrators; he will continue to have responsibility for operations in Singapore and China. ILOG

Japan will continue to report to Bounthara Ing, chief operating officer. The company has also expanded the ILOG Direct telesales organization into Europe, to allow the field sales force to focus on larger accounts. Additionally, to further leverage the now growing demand for ILOG’s professional services, the company has consolidated the previous segmented business unit consulting organizations into one worldwide professional services organization, led by Jean Pommier, vice president and formerly head of consulting for the Industry Solutions Division.

Business Outlook

ILOG believes demand for its products will continue to be positive in financial services, in the upcoming quarter. However, due to continued weak and less predictable IT spending adversely affecting ILOG’s ISV partners, and over-capacity in the telecommunications market, ILOG management maintains a cautious outlook. For the second quarter of fiscal 2003, management expects revenues between $20 and $23 million and earnings (loss) per share between $(0.10) and $0.05, compared to revenues of $20.7 million and earnings per share of $0.01 in the second quarter of fiscal 2002.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor or contact Taylor Rafferty Associates.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets, the success of the company’s reorganization, the company’s ISV strategy, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2001, which is on file with the United States Securities and Exchange Commission.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

(Tables to Follow)

ILOG S.A.

Consolidated Statements of Operations (unaudited)

	Three Months Ended
	Sept 30 2002	Sept 30 2001	Sept 30 2002
	(In thousands, except per share data)
Revenues:
License fees	$10,810	$10,979	€11,010
Services	8,190	6,775	8,330

Total revenues	19,000	17,754	19,340

Cost of revenues
License fees	328	209	333
Services	3,371	3,060	3,428

Total cost of revenues	3,699	3,269	3,761

Gross profit	15,301	14,485	15,579

Operating expenses
Marketing and selling	9,938	9,909	10,107
Research and development	4,035	3,673	4,102
General and administrative	2,245	1,844	2,282

Total operating expenses	16,218	15,426	16,491

Loss from operations	(917)	(941)	(912)
Net interest income and other	154	110	151

Net loss before taxation	(763)	(831)	(761)
Income taxes	259	368	264

Net loss after taxation	$(1,022)	$(1,199)	€(1,025)

Net loss per share—basic & fully diluted	$(0.06)	$(0.07)	€(0.06)

Share and share equivalents used in per share calculations—basic & fully diluted	16,733	16,213	16,733

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

	Sept 30 2002	June 30 2002	Sept 30 2002
	(In thousands)
Assets
Current assets
Cash and cash equivalents	$30,678	$31,368	€31,114
Accounts receivable	16,271	19,163	16,502
Other receivables and prepaid expenses	5,959	5,909	6,048

Total current assets	52,908	56,440	53,664
Property and equipment-net and other assets	6,906	7,215	7,004

Total assets	$59,814	$63,655	€60,668

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$14,840	$16,461	€15,051
Current debt	414	430	420
Deferred revenue	9,202	10,474	9,332

Total current liabilities	24,456	27,365	24,803
Long-term portion of debt	297	340	301

Total liabilities	24,753	27,705	25,104

Shareholders’ equity
Paid-in capital	77,713	77,350	71,778
Accumulated deficit and currency translation adjustment	(42,652)	(41,400)	(36,214)

Total shareholders’ equity	35,061	35,950	35,564

Total liabilities and shareholders’ equity	$59,814	$63,655	€60,668

ILOG S.A.

Condensed Consolidated Cash Flow Statements (unaudited)

	Three Month Ended September 30
	2002	2002
	(In thousands)
Cash Flow from operating activities
Net Loss	$(1,022)	€(1,025)
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization of fixed assets	863	878
Unrealized loss on derivative instruments	335	342
Change in working capital	(221)	(220)

Net cash used for operating activities	(45)	(25)

Cash flows from investing activities
Acquisition of fixed assets	(516)	(523)

Net cash used for investing activities	(516)	(523)

Cash flows from financing activities
Repayment of loans and capital lease obligations	(130)	(133)
Cash proceeds from issuance of shares	363	366

Net cash provided by financing activities	233	233

Effect of exchange rate changes on cash and cash equivalents	(362)	(18)

Net decrease in cash and cash equivalents	(690)	(333)
Cash and cash equivalents, beginning of period	31,368	31,447

Cash and cash equivalents, end of period	$30,678	€31,114

Discussion of Operating Statement for the Quarter ended September 30, 2002

Revenues and Gross Margin

Revenues in the quarter increased to $19.0 million from $17.8 million, or by 7%, compared to the same quarter in the previous year. License fee revenues decreased by 2%, to $10.8 million, from $11.0 million in the prior year’s quarter, reflecting weakness in the supply chain and telecommunications sectors which was partially compensated by the strength of the finance sector. Service revenues increased by 21%, to $8.2 million, from $6.8 million in the prior year’s quarter, from growth in both maintenance and professional services.

Revenues by business segment for the quarter were $9.2, $4.4, $3.2 and $2.2 million for Industry Solutions, Value Chain Management, Communications, and other, respectively. This compares to $7.0, $5.3, $3.4 and $2.1 million, respectively, in the prior year. In October 2002 the Company reorganized its revenue generating activities by geographic regions (Americas, Europe and Asia); previously these were organized by market segment. No significant change in operating costs is anticipated from this change.

Revenues by region were as follows:

	Three Months Ended
	Sept 30 2002	Sept 30 2001	Growth
	(In thousands)
Americas	$9,384	$8,620	9%
Europe	7,839	7,414	6%
Asia	1,777	1,720	3%

Total revenues	$19,000	$17,754	7%

The growth in Americas and Asia is primarily due to growth in consulting revenues while in Europe license and maintenance revenues increased.

The business rules product line grew by 66% over the same quarter last year, representing 44% of ILOG’s licenses revenue in the quarter, while the optimization and visualization product line revenues decreased by 27% and 22%, representing 32% and 24% of license revenues in the quarter, respectively.

Overall gross margin for the quarter decreased to 81% from 82% for the same period in the preceding year due to a slight shift in revenue mix to lower margin consulting revenues.

Operating Expenses

Marketing and selling expenses for the quarter stayed level at $9.9 million when compared to the prior year and reflects the stability of sales and marketing spending while revenues increased by 7%. Research and development expenses for the quarter, net of government funding, increased by 10% to $4.1 million reflecting a stronger euro against the dollar, as well as a minimal increase in staffing devoted to rules product development. General and administrative expenses for the quarter increased to $2.2 million or by 22% over the same period in the prior year, mainly due to a stronger euro against the dollar and some increases in legal, finance and information systems staffing. On September 30, 2002, the company had approximately 602 employees, compared to 586 a year earlier.

Other Income (Expense)

Net interest and other income (expense) for the quarter increased to $154,000 from $110,000 over the same period in the prior year, benefiting from more interest income due to the increase of the company’s cash balances.

Income Taxes

During the quarter, there was an income tax charge of $259,000 compared to $368,000 in the prior year. The decrease is due to lower profitability at the company’s German subsidiary.

Balance Sheet and Cash Flow Discussion

Despite an operating loss the company in the quarter was cash flow neutral. Cash on June 30, 2002, decreased to $30.7 million from $31.4 million on June 30, 2002, primarily as a result of the $0.4 million impact of the slight strengthening of the U.S. dollar on cash balances mainly denominated in euros.

Accounts receivable on September 30, 2002, improved to 78 days sales outstanding from 83 days on June 30, 2002 due to continued focus on collections and credit control. Deferred revenues decreased during the quarter to $9.2 million from $10.5 million on June 30, 2002, reflecting the seasonality of maintenance revenue billings.

Shareholders’ equity on September 30, 2002, decreased to $35.1 million from $35.9 million on June 30, 2002, reflecting the net loss for the quarter. On September 30, 2002, the company had 16,733,000 shares issued and outstanding, compared to 16,671,000 on June 30, 2002.

Accounting Principles

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

#  #  #

ILOG is a registered trademark and ILOG JRules, ILOG ODF and ILOG Views are trademarks of ILOG. All other trademarks are the property of their respective owners.